QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Report to Shareholders for the first quarter ended March 31, 2014

FIRST QUARTER 2014

Report to shareholders for the period ended March 31, 2014

Suncor Energy reports first quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated April 28, 2014 (the MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"We delivered the best financial quarter on record," said Steve Williams, president and chief executive officer. "Investments made at Oil Sands increased our operational flexibility, allowing us to produce higher margin barrels. Our integrated model combined with improved market access allowed us to maximize the value of every barrel we produced."

•
Record operating earnings(1) of $1.793 billion ($1.22 per common share), including record operating earnings for Refining and Marketing, and net earnings of $1.485 billion ($1.01 per common share).

•
Record cash flow from operations(1) of $2.880 billion ($1.96 per common share).

•
Free cash flow(1) of $3.226 billion for the twelve months ended March 31, 2014.

•
Strong upgrader reliability drove a quarterly production record for synthetic crude oil (SCO) of 312,200 barrels per day (bbls/d), including a strong sweet mix and overall production of 389,300 bbls/d for Oil Sands operations.

•
Increased pipeline and rail capacity has further strengthened our integrated model and access to better market prices.

(1)
Non-GAAP financial measures. See page 4 for a reconciliation of net earnings to operating earnings. ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Production related to the company's conventional natural gas business which was sold in September 2013.

Financial Results

Suncor Energy Inc. delivered record-breaking financial results in the first quarter of 2014, including record operating earnings of $1.793 billion ($1.22 per common share) and record cash flow from operations of $2.880 billion ($1.96 per common share), compared to $1.367 billion ($0.90 per common share) and $2.284 billion ($1.50 per common share), respectively, in the first quarter of 2013. These results were led by strong upstream price realizations driven in part by favourable foreign exchange and increased inland crude pricing. In addition, strong upgrader reliability and operational flexibility contributed to record SCO production and a favourable production mix at Oil Sands operations. Suncor's integrated model and increased market access enabled the company to optimize upstream price realizations and capture record refining margins, despite a decrease in benchmark crack spreads. These factors were partially offset by lower production in the Exploration and Production segment and higher natural gas prices.

For the twelve months ended March 31, 2014, free cash flow increased to $3.226 billion, compared to $2.638 billion for the twelve months ended March 31, 2013.

Net earnings were $1.485 billion ($1.01 per common share) for the first quarter of 2014, compared with net earnings of $1.094 billion ($0.72 per common share) for first quarter of 2013. Net earnings for the quarter were impacted by the inclusion of an after-tax foreign exchange loss on the revaluation of U.S. denominated debt of $308 million, compared to $146 million in the prior year quarter, in addition to the factors that affected operating earnings. Net earnings for the first quarter of 2013 also included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project.

Operating Results

Suncor's strong quarterly results were supported by a more profitable portfolio comprised of nearly 100% crude-oil weighted production, compared to 92% in the prior year quarter. Suncor's total upstream production was 545,300 barrels of oil equivalent per day (boe/d) in the first quarter of 2014, a decrease from 596,100 boe/d in the first quarter of 2013, reflecting the sale of the conventional natural gas business and the shut-in of production in Libya, which was partially offset by higher production in Oil Sands.

Production volumes for Oil Sands operations increased to 389,300 bbls/d in the first quarter of 2014, compared to 357,800 bbls/d in the prior year quarter. The company reached a SCO production record of 312,200 bbls/d in the first quarter of 2014, which included a 21% increase in sweet production compared to the prior year quarter due to improved upgrader reliability. Bitumen supply from the company's mining and in situ operations increased over the prior year quarter due to completion of the Firebag ramp up and commissioning of hot bitumen infrastructure assets that enabled the company to unlock previously constrained mining capacity. However, production was tempered by unplanned maintenance in mining, extraction and at MacKay River, planned six-week coker maintenance that began in March and, to a lesser extent, continued third-party natural gas curtailments. Suncor took advantage of its operational flexibility by redirecting Firebag bitumen to the upgrader during the unplanned maintenance to maximize the production of higher value barrels.

Cash operating costs per barrel (bbl) for Oil Sands operations in the first quarter of 2014 increased to an average of $35.60/bbl, compared to $34.80/bbl in the first quarter of 2013, primarily due to a $2.10/bbl increase in natural gas costs.

"We continue to deliver on our commitment to operational excellence through improved reliability at our Oil Sands upgraders," said Williams. "This quarter, we achieved nearly 90% utilization at our upgraders which drove a SCO production record, all while performing planned maintenance activities in the latter part of the quarter. We will continue to focus on reliability improvements at our extraction operations and across our full suite of assets to drive additional value."

Suncor's share of Syncrude production increased to 35,100 bbls/d in the first quarter of 2014 from 31,200 bbls/d in the first quarter of 2013, due to improved reliability in the first quarter of 2014.

Production volumes for the Exploration and Production segment decreased to 120,900 boe/d in the first quarter of 2014, compared to 207,100 boe/d in the same period of 2013, primarily due to the sale of the company's conventional natural gas business and the shut-in of production in Libya, partially offset by higher production from East Coast Canada and Buzzard.

2   SUNCOR ENERGY INC. 2014 FIRST QUARTER

The Refining and Marketing segment continued to demonstrate strong reliability in the first quarter of 2014 with refinery utilization of 96%, consistent with the prior year quarter. The company completed a four-week planned maintenance event at the Commerce City refinery in the first quarter of 2014.

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. In the first quarter of 2014, Suncor delivered value to shareholders through $384 million in share repurchases and $338 million in dividends ($0.23 per common share), representing an increase of greater than 70% over dividends paid in the prior year quarter.

Suncor also received approval in the first quarter of 2014 to purchase for cancellation an additional $1.0 billion worth of common shares under its share repurchase program. As at April 21, 2014, the total amount remaining for repurchase under the current program was $1.4 billion.

Investing in Integration and Market Access

"The successful implementation of our long-term market access strategy positions us well for the future," said Williams. "We secured new pipeline capacity to the U.S. Gulf Coast and increased our ability to transport inland priced crude by rail to the Montreal refinery. The anticipated reversal of Enbridge's Line 9, combined with increased rail access is expected to further improve profitability of the Montreal refinery by increasing the company's flexibility to transport 100% inland crudes to the refinery."

Suncor's strong financial quarter was in part due to further integration and market access initiatives that ramped up in the first quarter of 2014. Refining and Marketing increased rail shipments of inland priced crudes to the Montreal refinery and rail shipments are expected to reach capacity of approximately 35,000 bbls/d in the second quarter of 2014. The company also started transporting heavy crude on its capacity on TransCanada's Gulf Coast pipeline which has provided more than 70,000 bbls/d of increased access to U.S. Gulf Coast pricing for both light and heavy crudes. The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on almost 96% of its upstream production in the first quarter of 2014.

On March 6, 2014, Enbridge's Line 9 pipeline received regulatory approval to reverse a portion of the pipeline that starts in northern Ontario and ends in Montreal. The anticipated reversal of Line 9 combined with increased rail access to the East is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015.

Oil Sands Operations

At Oil Sands, upgrader reliability has improved following the Upgrader 1 turnaround in 2013 and other recent maintenance activities. Planned maintenance activity in 2014 is expected to be minimal in comparison to previous years, with a focus on sustaining and steadily improving asset reliability.

Investment in the tailings management process and water management strategy continues to be an area of focus. As part of the water management strategy, Suncor plans to commission a water treatment plant in the second quarter of 2014, which is expected to reduce freshwater withdrawal, increasing the reuse and recycling of waste water.

In April 2014, the company reached a milestone by achieving first steam on the well pads associated with the MacKay River facility debottleneck project, with first oil expected in the third quarter of 2014. The project is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by the end of 2015. Suncor also continues to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d, with first oil expected in 2017. In addition, Suncor continues to advance further debottlenecking initiatives of logistics infrastructure and Firebag facilities.

Oil Sands Ventures

Fort Hills project activities were focused on detailed engineering, procurement and the ramp up of field construction activities. The project is expected to provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity achieved within twelve months.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    3

Exploration and Production

Building on the major milestones reached in 2013, drilling activities began at the Golden Eagle project in the first quarter of 2014. The project remains on track to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure and topsides continued for the Hebron project in the first quarter of 2014; the project is expected to achieve first oil in 2017.

The company has multiple extension projects underway, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities began in the first quarter of 2014. Fabrication continued for the second phase of the South White Rose Extension project in the first quarter of 2014. Collectively, these extension projects are expected to increase overall production and extend the productive life of the existing fields starting in 2015. A sanction decision for further expansion into the West White Rose field is targeted for late 2014.

Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2014	2013

Net earnings	1 485	1 094

Unrealized foreign exchange loss on U.S. dollar denominated debt	308	146

Net impact of not proceeding with the Voyageur upgrader project(2)	—	127

Operating earnings	1 793	1 367

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Corporate Guidance

Suncor has updated its previously issued 2014 corporate guidance to revise its assumption for natural gas price (AECO – C spot) to Cdn$4.50/gigajoule from Cdn$3.86/gigajoule. For further details regarding Suncor's 2014 revised corporate guidance, as well as the related assumptions and risk factors, see www.suncor.com/guidance.

Measurement Conversions

Certain crude oil and natural gas liquids volumes in this report to shareholders have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. See the Measurement Conversions section of the MD&A.

4   SUNCOR ENERGY INC. 2014 FIRST QUARTER

MANAGEMENT'S DISCUSSION AND ANALYSIS
April 28, 2014

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2013 (the 2013 annual MD&A). References to E&P Canada include Suncor's offshore operations in East Coast Canada and onshore operations in North America Onshore. References to E&P International include the properties formerly referred to as International.

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month period ended March 31, 2014, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2013 and the 2013 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2014 (the 2013 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	First Quarter Highlights	7
3.	Consolidated Financial Information	8
4.	Segment Results and Analysis	12
5.	Capital Investment Update	23
6.	Financial Condition and Liquidity	25
7.	Quarterly Financial Data	27
8.	Other Items	29
9.	Non-GAAP Financial Measures Advisory	30
10.	Common Abbreviations	33
11.	Forward-Looking Information	34

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS). Effective January 1, 2013, Suncor adopted new and amended accounting standards. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    5

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, free cash flow, return on capital employed (ROCE), Oil Sands cash operating costs and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to: the volatility of commodity prices and exchange rate fluctuations; operational outages and major environmental or safety incidents, project execution; cost management; government policy, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; skills and resources shortages; change capacity; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of the 2013 annual MD&A.

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

6   SUNCOR ENERGY INC. 2014 FIRST QUARTER

2. FIRST QUARTER HIGHLIGHTS

•
Record first quarter financial results.

•
Net earnings for the first quarter of 2014 were $1.485 billion, compared to $1.094 billion for the first quarter of 2013. Net earnings for the quarter were impacted by the inclusion of an after-tax foreign exchange loss on the revaluation of U.S. denominated debt of $308 million, compared to $146 million in the prior year quarter, in addition to the factors that affected operating earnings. Net earnings for the first quarter of 2013 also included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project.

•
Suncor delivered record operating earnings(1) for the first quarter of 2014 of $1.793 billion, compared to $1.367 billion for the first quarter of 2013, due to strong upstream price realizations driven in part by favourable foreign exchange and increased inland crude pricing, and strong realized refining margins. In addition, increased operational flexibility and upgrader reliability contributed to record SCO production and a favourable product mix. These factors were partially offset by an increase in operating costs and lower production in the Exploration and Production segment.

•
Cash flow from operations(1) was $2.880 billion for the first quarter of 2014, compared to $2.284 billion for the first quarter of 2013, and was impacted by the same factors that affected operating earnings. Free cash flow(1) increased to $3.226 billion for the twelve months ended March 31, 2014, compared to $2.638 billion for the twelve months ended March 31, 2013.

•
ROCE(1) (excluding major projects in progress) increased to 12.6% for the twelve months ended March 31, 2014, compared to 7.1% for the twelve months ended March 31, 2013.

•
Strong upgrader and refinery reliability.  Suncor achieved record upgrader reliability and strong refinery utilization, all while performing planned coker maintenance at Upgrader 2 and a four-week planned maintenance event at the Commerce City refinery.

•
Suncor maximized profitability on each barrel of production.  The company leveraged its operational flexibility in the first quarter of 2014 by diverting In Situ bitumen to upgrading during unplanned maintenance in extraction to produce record SCO volumes with a strong mix of sweet product. Record refining margins were positively impacted by an increasing crude price environment, where feedstock purchased during periods of lower crude prices was processed and sold during the quarter, and strong refining margins in Western North America, despite lower benchmark crack spreads in the first quarter of 2014.

•
Increased market access contributes to strong results.  Crude by rail shipments to the company's Montreal refinery averaged 20,000 bbls/d in the first quarter of 2014 and are expected to reach 35,000 bbls/d in the second quarter of 2014. The company also started transporting heavy crude on TransCanada's Gulf Coast pipeline in the quarter, which has provided more than 70,000 bbls/d of additional access to global-based pricing.

•
Montreal positioned to receive a full slate of inland crudes.  Regulatory approval for the reversal of Enbridge's Line 9 pipeline was granted in the quarter. The reversal of Line 9 is expected to further increase Suncor's ability to refine inland priced crude, including some Oil Sands crude production. The anticipated reversal of Line 9 combined with increased rail access to the East is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015.

•
Suncor continues to deliver cash to shareholders.  During the quarter, Suncor returned $384 million through share repurchases and $338 million to shareholders through dividends, reflecting an increase of over 70% in dividends paid in the prior year quarter.

(1)
Operating earnings, cash flow from operations, free cash flow and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended March 31
($ millions)	2014	2013

Net earnings (loss)

Oil Sands	899	326

Exploration and Production	294	354

Refining and Marketing	787	782

Corporate, Energy Trading and Eliminations	(495)	(368)

Total	1 485	1 094

Operating earnings (loss)(1)

Oil Sands	899	453

Exploration and Production	294	354

Refining and Marketing	787	782

Corporate, Energy Trading and Eliminations	(187)	(222)

Total	1 793	1 367

Cash flow from (used in) operations(1)

Oil Sands	1 469	848

Exploration and Production	600	690

Refining and Marketing	930	1 067

Corporate, Energy Trading and Eliminations	(119)	(321)

Total	2 880	2 284

Capital and Exploration Expenditures(2)

Sustaining	647	730

Growth	735	659

Total	1 382	1 389

	Twelve months ended March 31
($ millions)	2014	2013

Free Cash Flow(1)	3 226	2 638

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

Operating Highlights

	Three months ended March 31
	2014	2013

Production volumes by segment

Oil Sands (mbbls/d)	424.4	389.0

Exploration and Production (mboe/d)	120.9	207.1

Total	545.3	596.1

Production mix

Crude oil and liquids / natural gas (%)	99/1	92/8

Refinery utilization (%)	96	96

Refinery crude oil processed (mbbls/d)	442.0	443.0

8   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Net Earnings

Suncor's consolidated net earnings for the first quarter of 2014 were $1.485 billion, compared to $1.094 billion for the first quarter of 2013. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $308 million for the first quarter of 2014, compared to a loss of $146 million in the first quarter of 2013.

•
In the first quarter of 2013, the company recorded an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Operating Earnings

	Three months ended March 31
($ millions)	2014	2013

Net earnings	1 485	1 094

Unrealized foreign exchange loss on U.S. dollar denominated debt	308	146

Net impact of not proceeding with the Voyageur upgrader project	—	127

Operating earnings(1)	1 793	1 367

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's consolidated operating earnings for the first quarter of 2014 were $1.793 billion, compared to $1.367 billion in the first quarter of 2013. The increase in operating earnings was primarily due to strong upstream price realizations driven by the favourable impact of a weakening Canadian dollar relative to the U.S. dollar, accompanied by higher inland crude pricing, and higher refining margins in Western North America, including the positive impacts of an increasing crude price environment where feedstock purchased during periods of lower crude prices was processed and sold in the quarter. Larger draws on inventory in Oil Sands and Exploration and Production resulted in increased sales volumes contributing to the increase in operating earnings. Increased Oil Sands production volumes also had a positive impact on operating earnings, primarily due to the completion of Firebag ramp-up and hot bitumen infrastructure which, combined with strong reliability and operational flexibility at Oil Sands, contributed to record SCO production and a favourable product mix. These factors were partially offset by lower production volumes in Exploration and Production, due to the sale of the

SUNCOR ENERGY INC. 2014 FIRST QUARTER    9

conventional natural gas business in 2013 and the continued shut-in of production in Libya, and an increase in operating costs, including the impact of higher natural gas prices.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended March 31
($ millions)	2014	2013

Oil Sands	26	(8)

Exploration and Production	4	6

Refining and Marketing	14	5

Corporate, Energy Trading and Eliminations	50	33

Total share-based compensation expense	94	36

Cash Flow from Operations

Consolidated cash flow from operations was $2.880 billion for the first quarter of 2014 compared to $2.284 billion for the first quarter of 2013. Cash flow from operations was impacted by the factors discussed above that affected operating earnings.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the three months ended March 31 (except as noted)		2014	2013

WTI crude oil at Cushing	US$/bbl	98.70	94.35

Dated Brent crude oil at Sullom Voe	US$/bbl	107.80	112.65

Dated Brent/Maya crude oil FOB price differential	US$/bbl	18.45	10.60

MSW at Edmonton	Cdn$/bbl	90.70	88.45

WCS at Hardisty	US$/bbl	75.55	62.40

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	23.15	31.95

Condensate at Edmonton	US$/bbl	102.65	107.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	5.70	3.20

New York Harbor 3-2-1 crack(1)	US$/bbl	20.40	31.20

Chicago 3-2-1 crack(1)	US$/bbl	18.35	27.10

Portland 3-2-1 crack(1)	US$/bbl	17.40	30.55

Gulf Coast 3-2-1 crack(1)	US$/bbl	17.15	28.80

Exchange rate	US$/Cdn$	0.91	0.99

Exchange rate (end of period)	US$/Cdn$	0.90	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. Price realizations for sweet SCO were positively impacted by an increase in the price for WTI to US$98.70/bbl in the first quarter of 2014, compared to US$94.35/bbl in the prior year quarter. Stronger price realizations for sweet SCO also reflected increased takeaway capacity from Cushing to the U.S. Gulf Coast as a result of the Gulf Coast pipeline that came into service in the first quarter of 2014.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to: MSW at Edmonton and WCS at Hardisty, and which can also be affected by

10   SUNCOR ENERGY INC. 2014 FIRST QUARTER

prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty increased in the first quarter of 2014 compared to the prior year quarter, resulting in higher price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Bitumen price realizations can also be affected by bitumen quality and spot sales. Average prices for WCS at Hardisty increased, while Condensate at Edmonton decreased in the first quarter of 2014 compared to the prior year quarter, resulting in higher price realizations for bitumen.

Suncor's price realizations for crude oil production from Exploration and Production are influenced primarily by the price for Brent crude. Brent crude pricing decreased to US$107.80/bbl in the first quarter of 2014, compared to US$112.65/bbl in the first quarter of 2013.

In addition to the benchmark locations described above, upstream production may be sold into other markets where relative pricing may differ based on local supply and demand factors and the costs of transportation. Suncor's price realizations are net of transportation costs.

Suncor's price realizations for natural gas production from Exploration and Production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark increased to $5.70/mcf in the first quarter of 2014, from $3.20/mcf in the first quarter of 2013.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out inventory accounting (FIFO), where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. In the first quarter of 2014, crack spreads declined significantly, resulting in a negative impact to refining margins; however, the impact of FIFO and strong refining margins in Western North America contributed to an overall increase in refining margins.

The majority of Suncor's revenues from the sale of oil and natural gas commodities is based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

In the first quarter of 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.91 from 0.99, which had a positive impact on price realizations for the company during the quarter.

Conversely, many of Suncor's assets and liabilities, notably most of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    11

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended March 31
($ millions)	2014	2013

Gross revenues	3 890	3 043

Less: Royalties	(192)	(173)

Operating revenues, net of royalties	3 698	2 870

Net earnings	899	326

Adjusted for: Net impact of not proceeding with the Voyageur upgrader project	—	127

Operating earnings(1)	899	453

Oil Sands operations	849	411

Oil Sands ventures	50	42

Cash flow from operations(1)	1 469	848

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for Oil Sands operations were $849 million compared to $411 million in the prior year quarter, and increased primarily due to higher average price realizations that included the impacts of a weakening Canadian dollar relative to the U.S. dollar, higher overall production volumes, including record SCO production volumes and a strong sweet mix, partially offset by higher operating expenses and DD&A. Operating earnings for Oil Sands ventures increased for the first quarter of 2014 to $50 million compared to $42 million in the first quarter of 2013, primarily due to higher price realizations and higher production, partially offset by an increase in operating expenses.

12   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Production Volumes(1)

	Three months ended March 31
(mbbls/d)	2014	2013

Upgraded product (SCO and diesel)	312.2	308.6

Non-upgraded bitumen	77.1	49.2

Oil Sands operations	389.3	357.8

Oil Sands ventures	35.1	31.2

Total	424.4	389.0

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

Production volumes for Oil Sands operations increased to 389,300 bbls/d in the first quarter of 2014, compared to 357,800 bbls/d in the prior year quarter, primarily due to the ramp up of Firebag and commissioning of hot bitumen infrastructure assets that enabled the company to unlock previously constrained mining capacity. Strong upgrading reliability in the quarter resulted in a quarterly SCO production record of 312,200 bbls/d in the first quarter of 2014, compared to 308,600 bbls/d in the prior year quarter, and an increase in sweet SCO production. The increase in upgraded production over the prior year quarter was partially offset by the impacts of a six-week planned coker maintenance that commenced in March.

Bitumen Production

	Three months ended March 31
	2014	2013

Oil Sands Base

Bitumen production (mbbls/d)	290.6	278.9

Bitumen ore mined (thousands of tonnes per day)	435.7	430.6

Bitumen ore grade quality (bbls/tonne)	0.67	0.65

In Situ

Bitumen production – Firebag (mbbls/d)	164.1	137.0

Bitumen production – MacKay River (mbbls/d)	23.0	28.5

Total In Situ bitumen production	187.1	165.5

Steam-to-oil ratio – Firebag	3.1	3.4

Steam-to-oil ratio – MacKay River	2.7	2.5

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 290,600 bbls/d in the first quarter of 2014 from 278,900 bbls/d in the first quarter of 2013. Mining output was higher than in the first quarter of 2013 as a result of the hot bitumen infrastructure which allowed an increase in mining production that had previously been constrained. This was partially offset by unplanned maintenance in mining and extraction which was compounded by cold weather.

In Situ bitumen production averaged 187,100 bbls/d in the first quarter of 2014, compared to 165,500 bbls/d in the first quarter of 2013, primarily due to the completion of the Firebag ramp up, partially offset by unplanned maintenance at MacKay River. Production at Firebag was nominally impacted in the quarter by continued third-party natural gas curtailments that started in the fourth quarter of 2013. Intermittent curtailments of natural gas supply are expected to continue throughout the second quarter of 2014 while the third-party pipeline operator completes its investigation and restoration activities; however, it is not expected to have a significant impact to Suncor. MacKay River production volumes decreased to 23,000 bbls/d in the first quarter of 2014, compared to 28,500 bbls/d in the first quarter of 2013, due to unplanned maintenance activities that were completed by the end of the quarter.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    13

Suncor's share of Syncrude production increased to 35,100 bbls/d in the first quarter of 2014 from 31,200 bbls/d in the first quarter of 2013, due to improved reliability.

Sales Volumes and Mix

	Three months ended March 31
(mbbls/d)	2014	2013

Oil Sands operations sales volumes

Sweet SCO	123.0	112.7

Diesel	31.7	9.0

Sour SCO	167.8	190.6

Upgraded product	322.5	312.3

Non-upgraded bitumen	70.3	47.1

Total	392.8	359.4

Sales volumes for Oil Sands operations increased to an average of 392,800 bbls/d in the first quarter of 2014 from 359,400 bbls/d in the first quarter of 2013, primarily due to increased production volumes and a larger drawdown of inventory relative to the prior year quarter. Sales volumes of sweet SCO and diesel increased significantly compared to the first quarter of 2013 due to stronger upgrading reliability.

Inventory

Inventory was drawn down in the first quarter of 2014 in response to planned maintenance that began in March, compared to a smaller drawdown in the prior year quarter. Inventory drawn and sold in the first quarter of 2014 received higher pricing relative to the prior year quarter, further contributing to operating earnings.

Price Realizations

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2014	2013

Oil Sands operations

Sweet SCO and diesel	115.11	97.70

Sour SCO and bitumen	79.62	68.52

Crude sales basket (all products)	93.63	78.41

Crude sales basket, relative to WTI	(15.27)	(16.80)

Oil Sands ventures

Syncrude – Sweet SCO	105.93	95.51

Syncrude, relative to WTI	(2.97)	0.30

Average price realizations for sales from Oil Sands operations increased to $93.63/bbl in the first quarter of 2014 from $78.41/bbl in the first quarter of 2013, due mainly to the impact of a weaker Canadian dollar, higher prices for WTI, and narrowing light/heavy differentials, complemented by a favourable sales mix. In the first quarter of 2014, average price realizations for sweet SCO were impacted by price pressure resulting from higher industry supply of sweet SCO volumes due to steady production by large producers; however, this factor was more than offset by favourable foreign exchange and higher WTI. Average price realizations for sour SCO and bitumen increased in the first quarter of 2014 and sold at smaller discounts relative to WTI over the prior year quarter, primarily due to higher demand for bitumen and increased takeaway capacity.

Royalties

Royalties for the Oil Sands segment were higher in the first quarter of 2014 than in the same period in 2013. The increase was mainly due to higher bitumen prices and higher production.

14   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Expenses and Other Factors

Operating and transportation expenses for the first quarter of 2014 were higher than the first quarter of 2013. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs. Transportation expense for the first quarter of 2014 was higher than the prior year quarter, primarily due to increased sales volumes, including incremental costs associated with higher diluent imports and increased pipeline access.

Operating expenses at Syncrude were higher in the first quarter of 2014 than in the first quarter of 2013, due primarily to higher production, routine maintenance costs, and higher natural gas prices and consumption.

DD&A expense for the first quarter of 2014 was higher than in the same period of 2013, due mainly to a larger asset base as a result of Firebag well pads and associated hot bitumen assets commissioned in the latter half of 2013, and the Upgrader 1 turnaround in 2013.

Cash Operating Costs Reconciliation(1)

	Three months ended March 31
	2014	2013

Operating, selling and general expense (OS&G)	1 529	1 397

Syncrude OS&G	(160)	(125)

Non-production costs(2)	(95)	(74)

Other(3)	(24)	(78)

Oil Sands cash operating costs ($ millions)	1 250	1 120

Oil Sands cash operating costs ($/bbl)	35.60	34.80

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the first quarter of 2014 increased to an average of $35.60/bbl compared to $34.80/bbl in the first quarter of 2013, primarily due to a $2.10/bbl increase in natural gas costs which was partially offset by higher production volumes.

Non-production costs, which are excluded from cash operating costs, increased primarily due to higher share-based compensation expense in the first quarter of 2014 compared to the prior year quarter, higher feedstock costs impacting the secondary upgrading process, and an increase in costs associated with research and future growth activities.

Planned Maintenance

The company plans to complete coker maintenance at Upgrader 1 in the third and fourth quarters of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    15

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended March 31
($ millions)	2014	2013

Gross revenues	1 441	1 772

Less: Royalties	(163)	(314)

Operating revenues, net of royalties	1 278	1 458

Net earnings	294	354

Operating earnings(1)	294	354

E&P Canada	190	157

E&P International	104	197

Cash flow from operations(1)	600	690

(1)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production operating earnings were $294 million in the first quarter of 2014, compared to $354 million in the first quarter of 2013. Operating earnings of $190 million for E&P Canada increased primarily due to an increase in sales volumes, as inventory levels were drawn down in the quarter compared to a build in the prior year quarter, and higher price realizations due to foreign exchange, partially offset by lower natural gas production as a result of the sale of the conventional natural gas business that closed in 2013. Operating earnings of $104 million for E&P International decreased primarily due to the continued shut-in of production in Libya and costs related to exploration and certain field activities.

16   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Production Volumes

	Three months ended March 31
	2014	2013

E&P Canada

Terra Nova (mbbls/d)	18.2	14.2

Hibernia (mbbls/d)	25.2	27.8

White Rose (mbbls/d)	16.5	16.4

North America Onshore (mboe/d)	4.3	51.5

	64.2	109.9

E&P International

Buzzard (mboe/d)	56.5	55.3

Libya (mbbls/d)	0.2	41.9

	56.7	97.2

Total Production (mboe/d)	120.9	207.1

Production mix (liquids/gas) (%)	96/4	78/22

For E&P Canada, production averaged 64,200 boe/d in the first quarter of 2014, compared to 109,900 boe/d in the first quarter of 2013, and decreased primarily due to the sale of the conventional natural gas business offset by slightly higher production in East Coast Canada, as the prior year quarter included maintenance on two of three drill centres at Terra Nova.

For E&P International, production averaged 56,700 boe/d in the first quarter of 2014, compared to 97,200 boe/d in the first quarter of 2013, and decreased primarily due to the continued shut-in of production in Libya. The political unrest that impacted the Libyan export terminal operations in the second half of 2013 continued throughout the quarter.

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2014	2013

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	117.75	109.14

E&P Canada – Natural gas ($/mcfe)	5.30	3.02

E&P International ($/boe)	111.55	110.69

Although benchmark prices for Brent crude decreased from the first quarter of 2013, price realizations increased due to the weakening of the Canadian dollar relative to the U.S. dollar. Price realizations for natural gas were higher due to higher benchmark prices for natural gas.

Royalties

Royalties for Exploration and Production were lower in the first quarter of 2014, compared with the prior year quarter, due primarily to the shut-in of production in Libya and the sale of the conventional natural gas business, partially offset by higher price realizations and royalty rates in East Coast Canada.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    17

Inventory

During the first quarter of 2014, the company drew down on inventories that were built at the end of the fourth quarter of 2013 due to timing of shuttle tankers in East Coast Canada, compared to an inventory build in the first quarter of 2013.

Expenses and Other Factors

Operating and transportation expenses decreased in the first quarter of 2014 relative to the first quarter of 2013, primarily due to the sale of the conventional natural gas business, partially offset by higher incremental costs associated with a drawdown of inventory in East Coast Canada.

DD&A and exploration expenses were lower in the first quarter of 2014 than in the first quarter of 2013 due to the sale of the conventional natural gas business and the continued shut-in of production in Libya, partially offset by higher sales volumes in East Coast Canada. Exploration expense included charges for non-commercial wells in both quarters, primarily relating to two Libyan exploration wells in the first quarter of 2014 and the Romeo exploration well in the U.K. in the prior year quarter.

Financing Expense and Other Income included a gain recorded in the prior year quarter relating to a change in estimate of a provision for future commitments of unutilized capacity on certain natural gas pipelines.

Planned Maintenance

Planned maintenance has been scheduled for Terra Nova, White Rose and Buzzard in the third quarter of 2014. In addition, Buzzard will be impacted by planned maintenance affecting the third-party pipeline system in the second quarter of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

18   SUNCOR ENERGY INC. 2014 FIRST QUARTER

REFINING AND MARKETING

Financial Highlights

	Three months ended March 31
($ millions)	2014	2013

Operating revenues	6 760	6 581

Net earnings	787	782

Operating earnings(1)	787	782

Refining and Supply	709	713

Marketing	78	69

Cash flow from operations(1)	930	1 067

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Marketing achieved record operating earnings of $787 million in the first quarter of 2014, compared to $782 million in the prior year quarter. The increase was primarily due to a larger positive impact of processing cheaper feedstock relative to the prior year quarter, the positive impact of the weakening Canadian dollar, strong refining margins in Western North America relative to the benchmarks, and lower feedstock costs at the Montreal refinery due to the ramp up of rail shipments. These factors were partially offset by lower benchmark crack spreads resulting from the narrowing of the WTI to Brent differential, and an increase in operating and transportation expenses.

Marketing activities contributed $78 million to operating earnings in the first quarter of 2014, an increase over the prior year quarter due primarily to strong retail volumes and margins, in addition to higher lubricants margins.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    19

Volumes

	Three months ended March 31
	2014	2013

Crude oil processed (mbbls/d)

Eastern North America	210.3	205.7

Western North America	231.7	237.3

Total	442.0	443.0

Refinery utilization(1)(2) (%)

Eastern North America	95	93

Western North America	97	100

Average	96	96

Refined product sales (mbbls/d)

Gasoline	230.7	247.8

Distillate	207.1	214.5

Other	77.5	79.9

Total	515.3	542.2

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput remained strong in the first quarter of 2014, resulting in an average refinery utilization of 96%, consistent with the first quarter of 2013. In Eastern North America, average crude oil processed increased to 210,300 bbls/d in the first quarter of 2014 from 205,700 bbls/d in the prior year quarter due to strong reliability at both the Sarnia and Montreal refineries. Average crude oil processed in Western North America decreased to 231,700 bbls/d in the first quarter of 2014 from 237,300 bbls/d in the prior year quarter, primarily due to higher planned maintenance activity in the first quarter of 2014, including a four-week planned maintenance event at the Commerce City refinery.

Total sales decreased to 515,300 bbls/d in the first quarter of 2014, compared to 542,200 bbls/d in the first quarter of 2013, due to a build in inventory volumes in preparation for planned maintenance activities in the second quarter of 2014 at the Montreal and Edmonton refineries.

Prices and Margins

For Refining and Supply, refined product margins were higher in the first quarter of 2014 than in the prior year quarter due to the following factors:

•
Refining margins were positively impacted by the increasing crude price environment where feedstock purchased during periods of lower crude prices was processed and sold in the quarter. In the first quarter of 2014, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a positive impact to net earnings of approximately $200 million after-tax, compared to $117 million in the first quarter of 2013.

•
The narrowing differential between Brent and WTI was reflected in lower benchmark crack spreads for the first quarter of 2014 and had a negative impact on refining margins. Benchmark crack spreads were significantly lower across all regions into which the company sells refined product compared to the prior year quarter; however, this was partially offset by the impact of the weakening Canadian dollar and strong refining margins in Western North America relative to the benchmarks.

•
Narrowing light/heavy crude differentials for inland crudes resulted in higher feedstock costs; however, the impact was partially mitigated by the ramp up of rail shipments to the Montreal refinery, which enabled Suncor to take advantage of price differentials between inland and Brent crudes. Crude by rail shipments averaged 20,000 bbls/d in the first quarter of 2014 and are expected to reach 35,000 bbls/d in the second quarter of 2014.

(1)
LIFO is a Non-GAAP measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

20   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Marketing margins from the first quarter of 2014 were higher than margins in the prior year quarter, due primarily to higher retail, wholesale and lubricants margins.

Expenses and Other Factors

Operating and transportation expenses were higher in the first quarter of 2014 compared to the first quarter of 2013, primarily due to higher energy prices, higher transportation costs primarily due to higher finished product delivery rates, higher maintenance costs and increased share-based compensation expense. DD&A expense increased in the first quarter of 2014 due to asset additions since the prior year quarter, including costs associated with planned maintenance events in 2013.

Planned Maintenance

The Edmonton refinery has a seven-week planned maintenance event in the second quarter of 2014 as well as a four-week planned maintenance event in the third quarter of 2014. The Montreal refinery has a five-week planned maintenance event in the second quarter of 2014 as well as a nine-week planned maintenance event beginning late in the third quarter of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended March 31
($ millions)	2014	2013

Net loss	(495)	(368)

Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	308	146

Operating loss(1)	(187)	(222)

Renewable Energy	21	12

Energy Trading	78	78

Corporate	(215)	(243)

Group Eliminations	(71)	(69)

Cash flow used in operations(1)	(119)	(321)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended March 31
	2014	2013

Power generation marketed (gigawatt hours)	125	127

Ethanol production (millions of litres)	103	109

Renewable Energy operating earnings increased to $21 million in the first quarter of 2014 from $12 million in the first quarter of 2013, due primarily to stronger ethanol margins driven by lower feedstock costs, partially offset by lower production. Power prices and production held constant from the prior year quarter.

Energy Trading

Energy Trading operating earnings were $78 million, consistent with the prior year quarter. Higher gains on natural gas trading strategies due to natural gas price strength were offset by lower gains on Canadian and U.S. heavy crude trading strategies as a result of narrowing differentials.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    21

Corporate

The Corporate operating loss was $215 million for the first quarter of 2014, compared with an operating loss of $243 million for the first quarter of 2013. The decrease in operating loss was primarily due to operational foreign exchange gains, lower depreciation expense as system conversion projects were fully depreciated in the previous year and higher capitalized interest, partially offset by higher share-based compensation expense. The company capitalized $108 million of its borrowing costs in the first quarter of 2014 as part of the cost of major development assets and construction projects, compared to $96 million in the prior year quarter.

Group Eliminations

Group Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2014, the company eliminated $71 million of after-tax intersegment profit, compared to $69 million in the prior year quarter.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2014	2013

Oil Sands	911	1 036

Exploration and Production	444	360

Refining and Marketing	105	78

Corporate, Energy Trading and Eliminations	30	11

Total capital and exploration expenditures	1 490	1 485

Less: capitalized interest on debt	(108)	(96)

	1 382	1 389

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended March 31, 2014
($ millions)	Sustaining	Growth	Total

Oil Sands	534	303	837

Oil Sands Base	225	51	276

In Situ	246	45	291

Oil Sands ventures	63	207	270

Exploration and Production	15	401	416

Refining and Marketing	80	26	106

Corporate, Energy Trading and Eliminations	18	5	23

	647	735	1 382

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

22   SUNCOR ENERGY INC. 2014 FIRST QUARTER

In the first quarter of 2014, total capital and exploration expenditures were $1.382 billion (excluding capitalized interest). Activity in the first quarter of 2014 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $276 million in the first quarter of 2014, of which $225 million and $51 million were directed towards sustaining and growth activities, respectively. The company continued to progress reliability and sustainment projects, including the construction of assets to support the tailings management process and activities aimed at reducing freshwater use, including the construction of a water treatment plant that is expected to be commissioned in the second quarter of 2014. Capital expenditures also included costs associated with planned coker maintenance at Upgrader 2, which began in March.

In Situ

In Situ capital and exploration expenditures were $291 million, of which $45 million was directed towards growth projects. In April 2014, the company reached a milestone by achieving first steam on the well pads associated with the MacKay River facility debottlenecking project. The project is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by the end of 2015. First oil from this project is expected in the third quarter of 2014.

Sustaining capital expenditures of $246 million were directed towards ongoing design, engineering, procurement and construction of new well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years. Capital expenditures were also directed towards the infill well program at Firebag.

Oil Sands ventures

Oil Sands ventures capital and exploration expenditures were $270 million, of which $207 million was directed to growth capital and $63 million to sustaining capital. Growth capital expenditures reflected a ramp up of spending for the Fort Hills project and continued to focus on detailed engineering, procurement of long-lead items and ramp up of field construction activities.

Suncor's share of capital expenditures for the Syncrude joint venture was $63 million, which included expenditures for the mine train replacement at the Mildred Lake mining area and the construction of a centrifuge plant for tailings management.

Exploration and Production

Exploration and Production incurred $416 million in capital and exploration expenditures in the first quarter of 2014. At the Golden Eagle project, spending related primarily to ongoing activities relating to offshore facilities and the commencement of development drilling, with first oil anticipated in late 2014 or early 2015. Expenditures for the Hebron project related to detailed engineering and early construction of the gravity-based structure and topsides; the project is expected to achieve first oil in 2017. Growth spending also included development drilling activities at the Hibernia Southern Extension Unit and the fabrication for the second phase of the South White Rose Extension project, which is expected to be completed in the third quarter of 2014. Collectively, these projects are expected to increase overall production and extend the productive life of the existing fields starting in 2015. Activities to prepare for a sanction decision of the development of the West White Rose field are ongoing; a sanction decision is targeted for late 2014.

Refining and Marketing

Capital expenditures of $106 million related primarily to the ongoing sustainment of operations and planned maintenance activities at the Commerce City refinery, and preparation activities for the planned maintenance scheduled for the second quarter at the Edmonton refinery. Growth spending in the Refining and Marketing segment continues to focus on preparing the Montreal refinery to receive inland crudes, including a project at the refinery to modify the hydrocracking unit.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    23

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended March 31
	2014	2013

Return on Capital Employed(1) (%)

Excluding major projects in progress	12.6	7.1

Including major projects in progress	10.9	5.7

Net debt to cash flow from operations(2) (times)	0.7	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	10.0	7.2

Cash flow from operations basis(2)(4)	17.9	17.2

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2014 capital spending program of $7.8 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and cash equivalents decreased to $4.846 billion during the first three months of 2014 from $5.202 billion at December 31, 2013 due primarily to capital and exploration expenditures, income tax payments, royalty payments, dividends and share repurchases.

As at March 31, 2014, the weighted average term to maturity of the short-term investment portfolio was approximately 34 days.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at March 31, 2014 were $4.450 billion, compared to $4.536 billion at December 31, 2013.

24   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At March 31, 2014, total debt to total debt plus shareholders' equity was 22% (December 31, 2013 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	March 31 2014	December 31 2013

Short-term debt	829	798

Current portion of long-term debt	475	457

Long-term debt	10 504	10 203

Total debt	11 808	11 458

Less: Cash and cash equivalents	4 846	5 202

Net debt	6 962	6 256

Shareholders' equity	42 258	41 180

Total debt plus shareholders' equity	54 066	52 638

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

Three months ended March 31, 2014 ($ millions)

Net debt – December 31, 2013	6 256

Increase in net debt	706

Net debt – March 31, 2014	6 962

Increase in net debt

Cash flow from operations	2 880

Capital and exploration expenditures and other investments	(1 499)

Proceeds from disposal of assets	16

Dividends less proceeds from exercise of share options	(285)

Repurchase of common shares	(384)

Change in non-cash working capital	(1 132)

Foreign exchange on cash, debt and other balances	(302)

(706)

At March 31, 2014, Suncor's net debt was $6.962 billion, compared to $6.256 billion at December 31, 2013. Over the first three months of 2014, net debt increased by $706 million, largely due to a decrease in working capital primarily due to income tax and royalty payments, share repurchase, dividends, and unrealized foreign exchange losses on U.S. dollar denominated debt, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

For the twelve months ended March 31, 2014, the company's net debt to cash flow from operations measure was 0.7 times, which met management's limit of less than 2.0 times.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    25

Common Shares

Outstanding Shares

March 31, 2014 (thousands)

Common shares	1 469 601

Common share options – exercisable	28 756

Common share options – non-exercisable	9 684

As at April 21, 2014, the total number of common shares outstanding was 1,468,377,722 and the total number of exercisable and non-exercisable common share options outstanding was 37,410,872. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

On February 21, 2014, Suncor amended its Normal Course Issuer Bid (the NCIB) that commenced on August 5, 2013 to allow for an additional $1.0 billion worth of its common shares to be repurchased. Pursuant to the NCIB, Suncor is permitted to purchase for cancellation a total of approximately $2.8 billion worth of its common shares between August 5, 2013 and August 4, 2014. In the first quarter of 2014, the company had repurchased 10,453,616 common shares under the NCIB at an average price of $36.71 per share, for a total repurchase cost of $384 million.

Subsequent to the first quarter, and as at April 21, 2014, the company had repurchased an additional 2,105,700 common shares under the NCIB at an average price of $39.46 per share, for a total repurchase cost of $83 million.

	Three months ended March 31, 2014	Twelve months ended December 31, 2013

Shares repurchased (thousands of common shares)	10 454	49 492

Share repurchase cost ($ millions)	384	1 675

Weighted average repurchase price per share (dollars per share)	36.71	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2013 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the first three months of 2014, Suncor increased its commitments by approximately $0.9 billion in support of the company's market access strategy and activities to expand its storage and logistics network. The contract terms for the majority of these commitments range between three and ten years, with payments commencing as early as the fourth quarter of 2014.

26   SUNCOR ENERGY INC. 2014 FIRST QUARTER

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands and Refining and Marketing in the second and third quarters of 2013 and at many Exploration and Production assets in the third quarter of 2012 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013 and the first half of 2012. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012

Total production (mboe/d)

Oil Sands	424.4	446.5	423.6	309.4	389.0	378.7	378.9	337.8

Exploration and Production	120.9	111.6	171.4	190.7	207.1	177.8	156.4	204.6

	545.3	558.1	595.0	500.1	596.1	556.5	535.3	542.4

Revenues and other income

Operating revenues, net of royalties	10 342	9 814	10 288	9 648	9 843	9 396	9 488	9 584

Other income	135	380	85	66	173	92	88	123

	10 477	10 194	10 373	9 714	10 016	9 488	9 576	9 707

Net earnings (loss)	1 485	443	1 694	680	1 094	(574)	1 544	324

per common share – basic (dollars)	1.01	0.30	1.13	0.45	0.72	(0.38)	1.01	0.21

per common share – diluted (dollars)	1.01	0.30	1.13	0.45	0.71	(0.38)	1.00	0.20

Operating earnings(1)	1 793	973	1 426	934	1 367	988	1 292	1 249

per common share – basic(1) (dollars)	1.22	0.66	0.95	0.62	0.90	0.65	0.84	0.80

Cash flow from operations(1)	2 880	2 350	2 528	2 250	2 284	2 228	2 743	2 347

per common share – basic(1) (dollars)	1.96	1.58	1.69	1.49	1.50	1.46	1.79	1.51

ROCE(1) (%) for the twelve months ended	12.6	11.5	8.6	8.1	7.1	7.2	12.4	14.2

Common share information (dollars)

Dividend per common share	0.23	0.20	0.20	0.20	0.13	0.13	0.13	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	38.61	37.24	36.83	31.00	30.44	32.71	32.34	29.44

New York Stock Exchange (US$)	34.96	35.05	35.78	29.49	30.01	32.98	32.85	28.95

(1)
Non-GAAP financial measures. Operating earnings, cash flow from operations and ROCE for each applicable quarter is defined and reconciled in the Non-GAAP Financial Measures Advisory section of Suncor's MD&A for the applicable period. ROCE excludes capitalized costs related to major projects in progress.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    27

Business Environment

Three months ended (average for the period ended, except as noted)		Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012

WTI crude oil at Cushing	US$/bbl	98.70	97.45	105.85	94.20	94.35	88.20	92.20	93.50

Dated Brent crude oil at Sullom Voe	US$/bbl	107.80	109.35	109.70	103.35	112.65	110.10	109.50	108.90

Dated Brent/Maya FOB price differential	US$/bbl	18.45	20.05	10.35	5.50	10.60	17.30	11.90	9.85

MSW at Edmonton	Cdn$/bbl	90.70	89.05	105.25	92.90	88.45	84.35	84.70	84.45

WCS at Hardisty	US$/bbl	75.55	65.25	88.35	75.05	62.40	70.05	70.45	70.60

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	23.15	32.20	17.50	19.15	31.95	18.15	21.75	22.90

Condensate at Edmonton	US$/bbl	102.65	94.20	103.80	103.30	107.20	98.10	96.00	99.40

Natural gas (Alberta spot) at AECO	Cdn$/mcf	5.70	3.50	3.00	3.50	3.20	3.20	2.30	1.90

New York Harbor 3-2-1 crack(1)	US$/bbl	20.40	19.60	19.25	25.60	31.20	35.95	37.80	31.95

Chicago 3-2-1 crack(1)	US$/bbl	18.35	12.00	15.80	30.70	27.10	27.85	35.15	27.85

Portland 3-2-1 crack(1)	US$/bbl	17.40	15.35	19.60	30.60	30.55	29.85	38.15	37.90

Gulf Coast 3-2-1 crack(1)	US$/bbl	17.15	13.45	15.95	24.00	28.80	27.35	33.95	29.30

Exchange rate	US$/Cdn$	0.91	0.95	0.96	0.98	0.99	1.00	1.00	0.99

Exchange rate (end of period)	US$/Cdn$	0.90	0.94	0.97	0.95	0.98	1.01	1.02	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the Exploration and Production segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
The first and fourth quarters of 2013 included a net after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

•
The fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project. Given Suncor's view of the challenging economic environment, the company performed an impairment test based on an assessment of expected future net cash flows.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against the company's assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $172 million for certain exploration, development and production assets in the Exploration and Production segment, and a provision in North America Onshore for estimated future commitments relating to unutilized pipeline capacity.

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut-in of production due to political unrest and international sanctions. The company ceased recording all production and revenue from its Syrian assets in the fourth quarter of 2011.

28   SUNCOR ENERGY INC. 2014 FIRST QUARTER

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Adoption of New Accounting Standards

Effective January 1, 2014, the company retrospectively adopted International Financial Reporting Interpretation Committee (IFRIC) 21 Levies which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the minimum threshold is reached. The adoption of this interpretation did not have an impact to the company's condensed interim Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2013, and note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2014.

Canada Revenue Agency Proposal Letter

The company continues to work with the Canada Revenue Agency (CRA) regarding the 2013 proposal letter relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The company strongly disagrees with the CRA's position and firmly believes it will be able to successfully defend its original filing position should it receive a Notice of Reassessment.

Control Environment

Based on their evaluation as at March 31, 2014, Suncor's Chief Executive Officer and Interim Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2014, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control

SUNCOR ENERGY INC. 2014 FIRST QUARTER    29

environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2014 corporate guidance to revise its assumption for natural gas price (AECO-C spot) to Cdn$4.50/gigajoule from Cdn$3.86/gigajoule. Suncor's press release dated April 28, 2014, which is also available on www.sedar.com, provides this update to its corporate guidance as well as assumptions and risk factors around its guidance.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information section of this document.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in a particular section of the MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenues, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense (adjusted for impacts of changes in inventory), and transportation expense.

30   SUNCOR ENERGY INC. 2014 FIRST QUARTER

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended March 31 ($ millions, except as noted)		2014	2013

Adjustments to net earnings

Net earnings		4 302	2 391

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		688	116

Net interest expense		223	99

	A	5 213	2 606

Capital employed – beginning of twelve-month period

Net debt		6 786	5 973

Shareholders' equity		39 796	39 684

		46 582	45 657

Capital employed – end of twelve-month period

Net debt		6 962	6 786

Shareholders' equity		42 258	39 796

		49 220	46 582

Average capital employed	B	47 645	45 573

ROCE – including major projects in progress (%)	A/B	10.9	5.7

Average capitalized costs related to major projects in progress	C	6 325	8 736

ROCE – excluding major projects in progress (%)	A/(B-C)	12.6	7.1

SUNCOR ENERGY INC. 2014 FIRST QUARTER    31

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve month ended periods are the sum of cash flow from operations for the particular quarter ended March 31 and each of the three preceding quarters, each separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	899	326	294	354	787	782	(495)	(368)	1 485	1 094

Adjustments for:

Depreciation, depletion, amortization and impairment	669	545	299	304	152	120	20	30	1 140	999

Deferred income taxes	15	113	(32)	32	8	190	11	(78)	2	257

Accretion of liabilities	36	27	11	17	1	—	3	4	51	48

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	357	168	357	168

Change in fair value of derivative contracts	1	—	—	1	4	1	6	58	11	60

Share-based compensation	(21)	(48)	1	(4)	(14)	(19)	(20)	(46)	(54)	(117)

Exploration expenses	—	—	22	37	—	—	—	—	22	37

Settlement of decommissioning and restoration liabilities	(107)	(177)	(1)	(8)	(2)	(2)	—	—	(110)	(187)

Other	(23)	62	6	(43)	(6)	(5)	(1)	(89)	(24)	(75)

Cash flow from (used in) operations	1 469	848	600	690	930	1 067	(119)	(321)	2 880	2 284

Decrease (increase) in non-cash working capital	28	1 906	(216)	14	(676)	(120)	(283)	(1 510)	(1 147)	290

Cash flow provided by (used in) operating activities	1 497	2 754	384	704	254	947	(402)	(1 831)	1 733	2 574

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

Twelve months ended March 31
($ millions)	2014	2013

Cash flow from operations	10 008	9 602

Less: Capital and exploration expenditures	(6 782)	(6 964)

Free Cash Flow	3 226	2 638

32   SUNCOR ENERGY INC. 2014 FIRST QUARTER

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflect market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q1	Three months ended March 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

SUNCOR ENERGY INC. 2014 FIRST QUARTER    33

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information is based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the document include references to:

The anticipated duration and impact of planned maintenance events, including:

•
The company plans to complete the coker maintenance at Upgrader 2 in six weeks;

•
The company plans to complete coker maintenance at Upgrader 1 in the third and fourth quarters of 2014;

•
The company expects planned maintenance at Oil Sands to be minimal in comparison to previous years, with a focus on sustaining and steadily improving upgrader reliability in 2014;

•
The company's plans to complete maintenance for Terra Nova, White Rose and Buzzard in the third quarter of 2014. In addition, Buzzard will be impacted by planned maintenance affecting the third-party pipeline system in the second quarter of 2014;

•
The company plans to complete a maintenance event at the Montreal refinery in the second quarter of 2014 with an expected duration of five weeks as well as a nine-week planned maintenance event late in the third quarter of 2014; and

•
The company plans to complete a maintenance event at the Edmonton refinery in the second quarter of 2014 with an expected duration of seven weeks as well as a four-week planned maintenance event in the third quarter of 2014.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's plans to continue to focus on reliability improvements at its extraction operations and across its full suite of assets to drive additional value;

•
The company's capital allocation plans and its clear set of priorities around same;

•
Rail shipments of inland crudes to the company's Montreal refinery are expected to reach capacity of approximately 35,000 bbls/d in the second quarter of 2014;

•
The anticipated reversal of Enbridge's Line 9 pipeline, combined with increased rail access to the East, is expected to increase the profitability of the Montreal refinery by increasing the company's flexibility to supply the Montreal refinery with a full slate of inland priced crude in 2015;

•
The company expects to commission a water treatment plant at Oil Sands Base in the second quarter of 2014, which is expected to reduce freshwater withdrawal, increasing the reuse and recycling of waste water;

•
The debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% by the end of 2015 for a total capacity of 38,000 bbls/d, with first oil expected in the third quarter of 2014;

•
The company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d with first oil in 2017;

34   SUNCOR ENERGY INC. 2014 FIRST QUARTER

•
The expectation that the Fort Hills project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity achieved within twelve months;

•
The design and construction of new well pads at Firebag and MacKay River are expected to maintain existing production levels in future years;

•
The Golden Eagle project is expected to achieve first oil in late 2014 or early 2015;

•
The Hebron project is expected to achieve first oil in 2017;

•
The Hibernia Southern Extension Unit and South White Rose extension project are expected to increase the overall production and extend the productive life of the existing fields starting in 2015;

•
The South White Rose Extension project is expected to be completed in the third quarter of 2014;

•
A sanction decision for further expansion into the West White Rose field is targeted for late 2014; and

•
Suncor management believes the company will have the capital resources to fund the remainder of its planned 2014 capital spending program of $7.8 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures. If additional capital is required, management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Also:

•
The company's position in respect of the proposal letter received from the CRA relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts and that it will be able to successfully defend its original filing position should it receive a Notice of Reassessment;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or results of operations, liquidity or capital expenditures;

•
The continued intermittent curtailments of natural gas supply are expected to continue throughout the second quarter of 2014, but are not expected to have a significant impact on the company; and

•
Suncor management believes that a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax

SUNCOR ENERGY INC. 2014 FIRST QUARTER    35

legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as Suncor's current disagreement with the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that Suncor may not be able to successfully defend its original filing position if it is reassessed and ultimately be required to pay increased taxes as a result; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors and Forward-Looking Information, and the company's 2013 AIF dated February 28, 2014 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

36   SUNCOR ENERGY INC. 2014 FIRST QUARTER

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

Three months ended March 31 ($ millions)	2014	2013

Revenues and Other Income

Operating revenues, net of royalties (note 3)	10 342	9 843

Other income (note 4)	135	173

	10 477	10 016

Expenses

Purchases of crude oil and products	3 701	4 059

Operating, selling and general	2 514	2 271

Transportation	227	160

Depreciation, depletion, amortization and impairment	1 140	999

Exploration	126	130

Project start-up costs	—	1

Voyageur upgrader project charges (note 10)	—	176

Financing expenses (note 7)	471	329

	8 179	8 125

Earnings before Income Taxes	2 298	1 891

Income Taxes

Current	811	540

Deferred	2	257

	813	797

Net Earnings	1 485	1 094

Other Comprehensive Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	192	19

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(60)	57

Other Comprehensive Income	132	76

Total Comprehensive Income	1 617	1 170

Per Common Share (dollars) (note 8)

Net earnings – basic	1.01	0.72

Net earnings – diluted	1.01	0.71

Cash dividends	0.23	0.13

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    37

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	Mar 31 2014	Dec 31 2013

Assets

Current assets

Cash and cash equivalents	4 846	5 202

Accounts receivable	5 508	5 254

Inventories	4 784	3 944

Income taxes receivable	522	294

Total current assets	15 660	14 694

Property, plant and equipment, net	58 095	57 270

Exploration and evaluation	2 884	2 772

Other assets	441	422

Goodwill and other intangible assets	3 095	3 092

Deferred income taxes	46	65

Total assets	80 221	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	829	798

Current portion of long-term debt	475	457

Accounts payable and accrued liabilities	7 408	7 090

Current portion of provisions	872	998

Income taxes payable	1 180	1 263

Total current liabilities	10 764	10 606

Long-term debt	10 504	10 203

Other long-term liabilities	1 517	1 464

Provisions	4 342	4 078

Deferred income taxes	10 836	10 784

Shareholders' equity	42 258	41 180

Total liabilities and shareholders' equity	80 221	78 315

See accompanying notes to the interim consolidated financial statements.

38   SUNCOR ENERGY INC. 2014 FIRST QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

Three months ended March 31 ($ millions)	2014	2013

Operating Activities

Net earnings	1 485	1 094

Adjustments for:

Depreciation, depletion, amortization and impairment	1 140	999

Deferred income taxes	2	257

Accretion	51	48

Unrealized foreign exchange loss on U.S. dollar denominated debt	357	168

Change in fair value of derivative contracts	11	60

Share-based compensation	(54)	(117)

Exploration	22	37

Settlement of decommissioning and restoration liabilities	(110)	(187)

Other	(24)	(75)

(Increase) decrease in non-cash working capital	(1 147)	290

Cash flow provided by operating activities	1 733	2 574

Investing Activities

Capital and exploration expenditures	(1 490)	(1 485)

Acquisitions (note 10)	—	(515)

Proceeds from disposal of assets	16	4

Other investments	(9)	(4)

Decrease (increase) in non-cash working capital	15	(2)

Cash flow used in investing activities	(1 468)	(2 002)

Financing Activities

Net change in short-term debt	—	190

Net change in long-term debt	(5)	(4)

Issuance of common shares under share option plans	53	41

Purchase of common shares for cancellation (note 6)	(384)	(405)

Dividends paid on common shares	(338)	(197)

Cash flow used in financing activities	(674)	(375)

(Decrease) increase in Cash and Cash Equivalents	(409)	197

Effect of foreign exchange on cash and cash equivalents	53	9

Cash and cash equivalents at beginning of period	5 202	4 385

Cash and Cash Equivalents at End of Period	4 846	4 591

Supplementary Cash Flow Information

Interest paid	72	73

Income taxes paid	1 125	557

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    39

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	1 094	1 094	—

Foreign currency translation adjustment	—	—	19	—	—	19	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $20	—	—	—	—	57	57	—

Total comprehensive income	—	—	19	—	1 151	1 170	—

Issued under share option plans	67	(28)	—	—	—	39	2 126

Issued under dividend reinvestment plan	7	—	—	—	(7)	—	—

Purchase of common shares for cancellation	(168)	—	—	—	(237)	(405)	(12 840)

Change in liability for share purchase commitment	(22)	—	—	—	(25)	(47)	—

Share-based compensation	—	21	—	—	—	21	—

Dividends paid on common shares	—	—	—	—	(197)	(197)	—

At March 31, 2013	19 829	572	(204)	13	19 586	39 796	1 512 343

At December 31, 2013	19 395	598	102	13	21 072	41 180	1 478 315

Net earnings	—	—	—	—	1 485	1 485	—

Foreign currency translation adjustment	—	—	192	—	—	192	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $20	—	—	—	—	(60)	(60)	—

Total comprehensive income	—	—	192	—	1 425	1 617	—

Issued under share option plans	61	(3)	—	—	—	58	1 740

Issued under dividend reinvestment plan	6	—	—	—	(6)	—	—

Purchase of common shares for cancellation (note 6)	(137)	—	—	—	(247)	(384)	(10 454)

Change in liability for share purchase commitment	40	—	—	—	67	107	—

Share-based compensation	—	18	—	—	—	18	—

Dividends paid on common shares	—	—	—	—	(338)	(338)	—

At March 31, 2014	19 365	613	294	13	21 973	42 258	1 469 601

See accompanying notes to the interim consolidated financial statements.

40   SUNCOR ENERGY INC. 2014 FIRST QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at April 28, 2014, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2013, except for the retrospective adoption of the following interpretation effective January 1, 2014:

International Financial Reporting Interpretation Committee 21 Levies clarified that an entity recognizes a liability for a levy when the activity that triggers payment occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarified that no liability should be anticipated before the minimum threshold is reached. The adoption of this interpretation did not have an impact to the company's condensed interim consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2013.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    41

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	2 700	2 122	1 229	1 656	6 742	6 521	26	31	10 697	10 330

Intersegment revenues	1 190	921	212	116	18	60	(1 420)	(1 097)	—	—

Less: Royalties	(192)	(173)	(163)	(314)	—	—	—	—	(355)	(487)

Operating revenues, net of royalties	3 698	2 870	1 278	1 458	6 760	6 581	(1 394)	(1 066)	10 342	9 843

Other income	9	—	2	33	7	12	117	128	135	173

	3 707	2 870	1 280	1 491	6 767	6 593	(1 277)	(938)	10 477	10 016

Expenses

Purchases of crude oil and products	54	120	152	128	4 823	4 796	(1 328)	(985)	3 701	4 059

Operating, selling and general	1 529	1 397	153	161	639	543	193	170	2 514	2 271

Transportation	140	85	26	29	71	57	(10)	(11)	227	160

Depreciation, depletion, amortization and impairment	669	545	299	304	152	120	20	30	1 140	999

Exploration	75	74	51	56	—	—	—	—	126	130

Project start-up costs	—	1	—	—	—	—	—	—	—	1

Voyageur upgrader project charges	—	176	—	—	—	—	—	—	—	176

Financing expenses	28	32	9	7	2	1	432	289	471	329

	2 495	2 430	690	685	5 687	5 517	(693)	(507)	8 179	8 125

Earnings (Loss) before Income Taxes	1 212	440	590	806	1 080	1 076	(584)	(431)	2 298	1 891

Income Taxes

Current	298	1	328	420	285	104	(100)	15	811	540

Deferred	15	113	(32)	32	8	190	11	(78)	2	257

	313	114	296	452	293	294	(89)	(63)	813	797

Net Earnings (Loss)	899	326	294	354	787	782	(495)	(368)	1 485	1 094

Capital and Exploration Expenditures	911	1 036	444	360	105	78	30	11	1 490	1 485

42   SUNCOR ENERGY INC. 2014 FIRST QUARTER

 4. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2014	2013

Energy trading activities

Change in fair value of contracts	112	31

Gains on inventory valuation	5	87

Risk management activities	(6)	(1)

Investment and interest income	27	25

Renewable energy grants	6	7

Change in value of pipeline commitments and other	(9)	24

	135	173

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2014	2013

Equity-settled plans	18	21

Cash-settled plans	101	20

	119	41

6. NORMAL COURSE ISSUER BID

Pursuant to the company's normal course issuer bid (the 2012 NCIB) that commenced in the third quarter of 2012, the company repurchased a total of 38.9 million common shares for total consideration of $1.2 billion. Under the 2012 NCIB, the company repurchased 25.1 million common shares during 2013 for total consideration of $781 million.

On August 5, 2013, the company commenced a new normal course issuer bid (the 2013 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. The 2013 NCIB was amended on February 21, 2014 to permit the company to purchase for cancellation additional shares. Pursuant to the 2013 NCIB, the company is permitted to purchase for cancellation up to approximately $2.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, of which the company had repurchased a total of 34.9 million common shares for a total consideration of $1.28 billion as at March 31, 2014.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2014	2013

Share repurchase activities (thousands of common shares)
Shares repurchased	10 454	12 840

Amounts charged to

Share capital	137	168

Retained earnings	247	237

Share repurchase cost	384	405

SUNCOR ENERGY INC. 2014 FIRST QUARTER    43

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following amounts for share repurchases that may take place during its internal blackout period:

($ millions)	Mar 31 2014	Dec 31 2013

Amounts charged to

Share capital	68	108

Retained earnings	131	198

Liability for share purchase commitment	199	306

7. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2014	2013

Interest on debt	183	177

Capitalized interest	(108)	(96)

Interest expense	75	81

Interest on pension and other post-retirement benefits	14	17

Accretion	51	48

Foreign exchange loss on U.S. dollar denominated debt	357	168

Foreign exchange and other	(26)	15

	471	329

8. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2014	2013

Net earnings	1 485	1 094

Dilutive impact of accounting for awards as equity-settled(1)	—	(10)

Net earnings – diluted	1 485	1 084

(millions of common shares)

Weighted average number of common shares	1 471	1 519

Dilutive securities:

Effect of share options	2	2

Weighted average number of diluted common shares	1 473	1 521

(dollars per common share)

Basic earnings per share	1.01	0.72

Diluted earnings per share	1.01	0.71

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three months ended March 31, 2013.

44   SUNCOR ENERGY INC. 2014 FIRST QUARTER

 9. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	311	62	—	373

Accounts payable	(407)	(116)	—	(523)

	(96)	(54)	—	(150)

During the first quarter of 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At March 31, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $9.9 billion (December 31, 2013 – $9.6 billion) and the fair value was $11.9 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result, a charge of $176 million was recorded to net earnings during the first quarter of 2013 related to not proceeding with the upgrading portion of the project. In the fourth quarter of 2013, an adjustment of $94 million was recorded to reduce the previously estimated costs, resulting in a net charge of $82 million.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    45

 11. SALE OF NATURAL GAS BUSINESS

During the third quarter of 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

12. COMMITMENTS

During the first quarter of 2014, the company increased its commitments by approximately $0.9 billion in support of the company's market access strategy and activities to expand its storage and logistics network.

46   SUNCOR ENERGY INC. 2014 FIRST QUARTER

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended					Twelve Months Ended
($ millions, except per share amounts)	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2013

Revenues and other income	10 477	10 194	10 373	9 714	10 016	40 297

Net earnings (loss)

Oil Sands	899	469	951	294	326	2 040

Exploration and Production	294	(101)	446	301	354	1 000

Refining and Marketing	787	458	350	432	782	2 022

Corporate, Energy Trading and Eliminations	(495)	(383)	(53)	(347)	(368)	(1 151)

	1 485	443	1 694	680	1 094	3 911

Operating earnings (loss)(A)

Oil Sands	899	400	951	294	453	2 098

Exploration and Production	294	239	316	301	354	1 210

Refining and Marketing	787	458	350	432	782	2 022

Corporate, Energy Trading and Eliminations	(187)	(124)	(191)	(93)	(222)	(630)

	1 793	973	1 426	934	1 367	4 700

Cash flow from (used in) operations(A)

Oil Sands	1 469	1 110	1 702	896	848	4 556

Exploration and Production	600	552	406	668	690	2 316

Refining and Marketing	930	534	371	646	1 067	2 618

Corporate, Energy Trading and Eliminations	(119)	154	49	40	(321)	(78)

	2 880	2 350	2 528	2 250	2 284	9 412

Per common share

Net earnings

– basic	1.01	0.30	1.13	0.45	0.72	2.61

– diluted	1.01	0.30	1.13	0.45	0.71	2.60

Operating earnings – basic	1.22	0.66	0.95	0.62	0.90	3.13

Cash dividends – basic	0.23	0.20	0.20	0.20	0.13	0.73

Cash flow from operations – basic	1.96	1.58	1.69	1.49	1.50	6.27

Ratios

Return on capital employed(A)

– excluding major projects in progress (%)	12.6	11.5	8.6	8.1	7.1	11.5

– including major projects in progress (%)	10.9	9.9	7.3	6.7	5.7	9.9

Debt to debt plus shareholders' equity (%)(B)	22	22	21	22	22	22

Net debt to cash flow from operations (times)(C)	0.7	0.7	0.6	0.7	0.7	0.7

(A)
Non-GAAP financial measures – see accompanying footnotes and definitions to the quarterly operating summaries.

(B)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(C)
Short-term debt plus long-term debt less cash and cash equivalents; divided by cash flow from operations for the period then ended.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    47

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve Months Ended
Oil Sands	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2013

Total Production (mbbls/d)	424.4	446.5	423.6	309.4	389.0	392.5

Oil Sands operations

Production volumes (mbbls/d)

Upgraded product (sweet SCO, sour SCO and diesel)	312.2	301.5	299.0	220.6	308.6	282.6

Non-upgraded bitumen	77.1	108.1	97.4	56.0	49.2	77.9

Oil Sands operations production	389.3	409.6	396.4	276.6	357.8	360.5

Bitumen production (mbbls/d)

Mining	290.6	317.4	299.9	181.0	278.9	269.8

In Situ – Firebag	164.1	154.1	152.7	129.3	137.0	143.4

In Situ – MacKay River	23.0	28.3	29.2	28.2	28.5	28.5

Total bitumen production	477.7	499.8	481.8	338.5	444.4	441.7

Sales (mbbls/d)

Light sweet crude oil	123.0	103.2	99.0	51.0	112.7	91.5

Diesel	31.7	27.5	28.6	28.7	9.0	23.5

Light sour crude oil	167.8	166.1	159.9	147.9	190.6	166.0

Upgraded product (SCO and diesel)	322.5	296.8	287.5	227.6	312.3	281.0

Non-upgraded bitumen	70.3	115.0	84.3	56.4	47.1	76.0

Total sales	392.8	411.8	371.8	284.0	359.4	357.0

Average sales price(1) ($/bbl)

Light sweet crude oil	106.15	88.06	110.80	99.45	95.24	97.98

Other (diesel, light sour crude oil and bitumen)	87.92	66.15	93.92	80.79	70.72	77.62

Average	93.63	71.64	98.42	84.14	78.41	82.83

Cash operating costs(2) ($/bbl)

Cash costs	30.65	33.90	30.30	42.75	31.95	34.10

Natural gas	4.95	2.95	2.30	3.80	2.85	2.90

	35.60	36.85	32.60	46.55	34.80	37.00

Cash operating costs – In Situ bitumen production only(2) ($/bbl)

Cash costs	11.50	12.05	11.00	10.90	11.40	11.35

Natural gas	8.40	5.45	4.15	5.80	5.40	5.15

	19.90	17.50	15.15	16.70	16.80	16.50

Syncrude

Production (mbbls/d)	35.1	36.9	27.2	32.8	31.2	32.0

Average sales price(1) ($/bbl)	105.93	92.26	113.57	100.92	95.51	99.82

Cash operating costs(2) ($/bbl)*

Cash costs	44.25	38.20	48.90	40.95	40.45	41.75

Natural gas	2.75	1.45	1.25	1.50	1.60	1.45

	47.00	39.65	50.15	42.45	42.05	43.20

See accompanying footnotes and definitions to the quarterly operating summaries.

48   SUNCOR ENERGY INC. 2014 FIRST QUARTER

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve Months Ended
Exploration and Production (E&P)	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2013

Total Production (mboe/d)	120.9	111.6	171.4	190.7	207.1	169.9

Production Volumes

E&P Canada

East Coast Canada

Terra Nova (mbbls/d)	18.2	5.6	20.5	16.8	14.2	14.2

Hibernia (mbbls/d)	25.2	25.8	28.8	25.7	27.8	27.1

White Rose (mbbls/d)	16.5	14.9	13.1	15.3	16.4	14.9

North America Onshore

Natural gas liquids and crude oil (mbbls/d)	1.2	1.6	5.8	6.2	7.6	5.3

Natural gas (mmcf/d)	18	17	238	251	263	192

	64.2	50.8	107.9	105.9	109.9	93.5

E&P International

Buzzard (mboe/d)	56.5	59.8	50.4	57.8	55.3	55.8

Libya (mbbls/d)	0.2	1.0	13.1	27.0	41.9	20.6

	56.7	60.8	63.5	84.8	97.2	76.4

Netbacks

East Coast Canada ($/bbl)

Average price realized(3)	121.53	118.83	118.24	105.83	114.32	114.25

Royalties	(34.41)	(32.77)	(30.23)	(23.70)	(26.61)	(28.16)

Transportation costs	(1.91)	(2.35)	(1.30)	(2.15)	(1.75)	(1.86)

Operating costs	(10.14)	(15.90)	(9.46)	(11.44)	(9.05)	(11.21)

Operating netback	75.07	67.81	77.25	68.54	76.91	73.02

Buzzard ($/boe)

Average price realized(3)	114.40	111.43	113.30	102.17	113.33	109.95

Transportation costs	(2.85)	(2.90)	(2.30)	(2.40)	(2.39)	(2.51)

Operating costs	(5.77)	(4.94)	(7.64)	(6.29)	(5.80)	(5.94)

Operating netback	105.78	103.59	103.36	93.48	105.14	101.50

Libya ($/bbl)***

Average price realized(3)	—	—	—	104.62	110.69	108.30

Royalties	—	—	—	(79.56)	(41.81)	(56.70)

Transportation costs	—	—	—	(0.41)	(0.33)	(0.36)

Operating costs	—	—	—	(3.47)	(3.34)	(3.39)

Operating netback	—	—	—	21.18	65.21	47.85

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 FIRST QUARTER    49

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve Months Ended
Refining and Marketing	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2013

Refined product sales (mbbls/d)	515.3	528.2	568.6	532.1	542.2	542.9

Crude oil processed (mbbls/d)	442.0	419.0	448.8	414.5	443.0	431.3

Utilization of refining capacity (%)**	96	91	98	90	96	94

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	118.5	120.1	125.2	96.9	122.0	116.0

Distillate	84.8	81.6	76.1	113.8	84.9	89.1

Total transportation fuel sales	203.3	201.7	201.3	210.7	206.9	205.1

Petrochemicals	12.3	12.8	11.3	15.1	11.3	12.6

Asphalt	10.2	14.9	25.8	13.8	10.1	16.2

Other	30.1	19.5	27.7	32.7	33.3	28.3

Total refined product sales	255.9	248.9	266.1	272.3	261.6	262.2

Crude oil supply and refining

Processed at refineries (mbbls/d)	210.3	182.4	206.9	212.1	205.7	201.7

Utilization of refining capacity (%)	95	82	93	96	93	91

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.2	131.3	139.6	128.3	125.8	131.4

Distillate	122.3	121.7	129.6	102.5	129.6	120.7

Total transportation fuel sales	234.5	253.0	269.2	230.8	255.4	252.1

Asphalt	8.7	11.8	14.4	12.0	8.8	11.8

Other	16.2	14.5	18.9	17.0	16.4	16.8

Total refined product sales	259.4	279.3	302.5	259.8	280.6	280.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	231.7	236.6	241.9	202.4	237.3	229.6

Utilization of refining capacity (%)**	97	99	102	85	100	96

See accompanying footnotes and definitions to the quarterly operating summaries.

50   SUNCOR ENERGY INC. 2014 FIRST QUARTER

QUARTERLY OPERATING SUMMARY (continued)

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), cash flow from (used in) operations, return on capital employed and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands cash operating costs for each quarter in 2014 and 2013 are each defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued in respect of the relevant quarter for 2014 and 2013 (Quarterly Report). Cash flow from (used in) operations for each quarter 2014 and 2013 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's Management's Discussion and Analysis contained in the 2013 Annual Report.

Definitions

(1)
Average sales price – This is calculated before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

(3)
Average price realized – This is calculated before transportation costs and royalties.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Comparative utilization percentages have not been restated.

***
No sales were recorded in Libya as there were no liftings since the second quarter of 2013 due to continued political unrest.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

SUNCOR ENERGY INC. 2014 FIRST QUARTER    51

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 Suncor.com

QuickLinks

EXHIBIT 99.1 Report to Shareholders for the first quarter ended March 31, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. SHARE-BASED COMPENSATION
6. NORMAL COURSE ISSUER BID
7. FINANCING EXPENSES
8. EARNINGS PER COMMON SHARE
9. FINANCIAL INSTRUMENTS
10. VOYAGEUR UPGRADER PROJECT
11. SALE OF NATURAL GAS BUSINESS
12. COMMITMENTS